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                                                                  EXHIBIT (a)(5)

                                                   [VAN KAMPEN INVESTMENTS LOGO]
NEWS RELEASE       1 Parkview Plaza - P.O. Box 5555 - Oakbrook Terrace, Illinois
                                                  60181-5555 - www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Lou Anne D. McInnis
(800) 869-6397

                          VAN KAMPEN SENIOR LOAN FUND
                     BEGINS TENDER OFFER FOR COMMON SHARES

     CHICAGO (March 19, 2004) -- Van Kampen Senior Loan Fund (the "Fund"), formerly known as Van Kampen Prime Rate Income Trust, distributed by Van Kampen Funds Inc., a subsidiary of Van Kampen Investments Inc. ("Van Kampen"), announced today that it has commenced a tender offer for a portion of its outstanding common shares of beneficial interest.

     The offer is not conditioned on any minimum number of common shares that must be tendered. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The common shares are being tendered for cash at a price equal to the respective net asset value per class of common shares determined as of 5:00 p.m., Eastern Time, on April 16, 2004, the expiration date, unless extended. The offer and withdrawal rights will expire, as of 12:00 Midnight, Eastern Time, on April 16, 2004, unless extended. An early withdrawal charge will be imposed on most common shares accepted for payment that have been held for less than the applicable early withdrawal period for such class of common shares.

     As indicated in the Fund's current prospectus, the Board of Trustees currently intends, each quarter, to consider authorizing the Fund to make tender offers for its common shares in order to attempt to provide liquidity to its investors.

     The Van Kampen Senior Loan Fund tender offer is being made only by the Offer to Purchase dated March 19, 2004 and the related Letter of Transmittal. Questions and requests for assistance, for current net asset value quotes, or for copies of the Offer to Purchase, Letter of Transmittal and any other tender offer documents may be directed to Van Kampen by calling (800) 341-2911.

     Van Kampen Senior Loan Fund is advised and distributed by subsidiaries of Van Kampen. Van Kampen is one of the nation's largest investment management companies, with more than $84 billion in assets under management or supervision as of December 31, 2003. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE: MWD).

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For more complete information, including risk considerations, fees, sales charges and ongoing expenses, please contact your financial advisor for a prospectus or download one at www.vankampen.com. Please read it carefully before you invest or send money.

Copyright (C) 2004 Van Kampen Funds Inc. All Rights Reserved. 2998D08-QS-1Q04 Member NASD/SIPC.